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                                                                      EXHIBIT 18



Board of Directors
Oshman's Sporting Goods, Inc.


As stated in Note B to the consolidated financial statements of Oshman's Sporting Goods, Inc. and Subsidiaries (the "Company") for the period ended April 29, 2000, the Company changed its accounting policy for valuing inventory from the retail method to the average cost method. Management believes the newly adopted accounting principle is a preferable method for matching the cost of merchandise with the revenues generated. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

We have not audited any consolidated financial statements of Oshman's Sporting Goods, Inc. and Subsidiaries as of any date or for any period subsequent to January 29, 2000. Accordingly, we are unable to express an opinion on whether the method of accounting for the effect of the change is in conformity with generally accepted accounting principles or if the financial information included in Part I of this Form 10-Q is fairly presented.

Very truly yours,


GRANT THORNTON LLP